                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. ____)*

                                  SynQuest, Inc
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    8760X100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

    Kenneth J. DiPoto                            With Copy to:
    Chief Financial Officer                      Thomas A. Beaudoin, Esq.
    North Bridge Venture Partners                Testa, Hurwitz & Thibeault, LLP
    950 Winter Street, Suite 4600                125 High Street
    Waltham, MA 02451                            Boston, Massachusetts 02110
    Tel: (781) 290-0004                          Tel: (617) 248-7000

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                November 15, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                             ---------------------------
 CUSIP No. 87160X100                 13D                 Page 1 of  17
                                                                   ----
------------------------                             ---------------------------

--------------------------------------------------------------------------------
 1  NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    North Bridge Venture Partners IV-A, L.P.
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) X /1/
                                                                       (b)[_]

--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
        OO
--------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          [_]
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

  NUMBER OF    -----------------------------------------------------------------
                 8   SHARED VOTING POWER
    SHARES
 BENEFICIALLY        1,490,770 shares; 14,213,750 shares as a member of group
               -----------------------------------------------------------------
   OWNED BY      9   SOLE DISPOSITIVE POWER
     EACH
  REPORTING    -----------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
    PERSON
     WITH
                     1,490,770 shares
--------------------------------------------------------------------------------

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,490,770 shares; 14,213,750 shares as a member of group
--------------------------------------------------------------------------------
 12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
    INSTRUCTIONS)                                                         [_]

--------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.8% as North Bridge beneficial owners; 83.6% as member of group
--------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    PN
--------------------------------------------------------------------------------

___________________
/1/ Membership in a group is only expressly affirmed in connection with the Shareholders Agreement (as defined below).

------------------------                             ---------------------------
 CUSIP No. 87160X100                 13D                 Page 2 of  17
                                                                   ----
------------------------                             ---------------------------

--------------------------------------------------------------------------------
 1  NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    North Bridge Venture Partners IV-B, L.P.
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) X /1/
                                                                       (b)[_]
--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
           OO

--------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          [_]
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER

   NUMBER OF   -----------------------------------------------------------------
                  8   SHARED VOTING POWER
    SHARES            1,490,770 shares; 14,213,750 shares as a member of group
 BENEFICIALLY  -----------------------------------------------------------------

   OWNED BY       9   SOLE DISPOSITIVE POWER
     EACH
   REPORTING   -----------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
    PERSON            1,490,770 shares
     WITH
--------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,490,770 shares; 14,213,750 shares as a member of group
--------------------------------------------------------------------------------
 12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
    INSTRUCTIONS)                                                         [_]

--------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.8% as North Bridge beneficial owners; 83.6% as member of group
--------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    PN
--------------------------------------------------------------------------------

_______________
/1/ Membership in a group is only expressly affirmed in connection with the Shareholders Agreement (as defined below).

------------------------                             ---------------------------
 CUSIP No. 87160X100                 13D                 Page 3 of  17
                                                                   ----
------------------------                             ---------------------------

--------------------------------------------------------------------------------
 1  NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    North Bridge Venture Management IV, L.P.
-------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) X /1/
                                                                       (b)[_]
--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

    OO
--------------------------------------------------------------------------------
 5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    or 2(e)                                                               [_]

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
  NUMBER OF    -----------------------------------------------------------------
                 8    SHARED VOTING POWER
   SHARES             1,490,770 shares; 14,213,750 shares as a member of group

BENEFICIALLY  -----------------------------------------------------------------
   OWNED BY      9    SOLE DISPOSITIVE POWER
     EACH
  REPORTING    -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
    PERSON            1,490,770 shares
     WITH
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,490,770 shares; 14,213,750 shares as a member of group
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                    [_]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.8% as North Bridge beneficial owners; 83.6% as member of group
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    PN
--------------------------------------------------------------------------------

________________
/1/ Membership in a group is only expressly affirmed in connection with the Shareholders Agreement (as defined below).

------------------------                             ---------------------------
 CUSIP No. 87160X100                 13D                 Page 4 of  17
                                                                   ----
------------------------                             ---------------------------

--------------------------------------------------------------------------------
 1  NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Edward T. Anderson
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) X /1/
                                                                       (b)[_]
--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

    OO
--------------------------------------------------------------------------------
 5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    or 2(e)                                                               [_]

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER

 NUMBER OF    ------------------------------------------------------------------
                8   SHARED VOTING POWER
   SHARES           1,490,770 shares; 14,213,750 shares as a member of group

BENEFICIALLY  ------------------------------------------------------------------
  OWNED BY      9   SOLE DISPOSITIVE POWER

    EACH
 REPORTING    ------------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
   PERSON           1,490,770 shares
    WITH
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,490,770 shares; 14,213,750 shares as a member of group
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                    [_]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.8% as North Bridge beneficial owners; 83.6% as member of group
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN
--------------------------------------------------------------------------------

________________
/1/ Membership in a group is only expressly affirmed in connection with the Shareholders Agreement (as defined below).

------------------------                             ---------------------------
 CUSIP No. 87160X100                 13D                 Page 5 of  17
                                                                   ----
------------------------                             ---------------------------

--------------------------------------------------------------------------------
 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Richard A. D'Amore
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) X/1/
                                                                        (b) [_]
--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
    OO
--------------------------------------------------------------------------------
 5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    or 2(e)                                                                 [_]

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER

     NUMBER OF
      SHARES       -------------------------------------------------------------
                     8  SHARED VOTING POWER
   BENEFICIALLY         1,490,770 shares; 14,213,750 shares as a member of group
     OWNED BY
                   -------------------------------------------------------------
       EACH          9  SOLE DISPOSITIVE POWER

    REPORTING
      PERSON       -------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
       WITH             1,490,770 shares

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,490,770 shares; 14,213,750 shares as a member of group
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                      [_]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.8% as North Bridge beneficial owners; 83.6% as member of group
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)

    IN
--------------------------------------------------------------------------------

_______________________
/1/ Membership in a group is only expressly affirmed in connection with the Shareholders Agreement (as defined below).

------------------------                             ---------------------------
 CUSIP No. 87160X100                 13D                 Page 6 of  17
                                                                   ----
------------------------                             ---------------------------

--------------------------------------------------------------------------------
 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    William J. Geary
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) X/1/
                                                                        (b) [_]
--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
    OO
--------------------------------------------------------------------------------
 5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    or 2(e)                                                                 [_]

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER

     NUMBER OF
      SHARES       -------------------------------------------------------------
                     8  SHARED VOTING POWER
   BENEFICIALLY         1,490,770 shares; 14,213,750 shares as a member of group
     OWNED BY
                   -------------------------------------------------------------
       EACH          9  SOLE DISPOSITIVE POWER

    REPORTING
      PERSON       -------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
       WITH             1,490,770 shares

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,490,770 shares; 14,213,750 shares as a member of group
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                      [_]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.8% as North Bridge beneficial owners; 83.6% as member of group
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)

    IN
--------------------------------------------------------------------------------

_______________________
/1/ Membership in a group is only expressly affirmed in connection with the Shareholders Agreement (as defined below).

------------------------                             ---------------------------
 CUSIP No. 87160X100                 13D                 Page 7 of  17
                                                                   ----
------------------------                             ---------------------------

--------------------------------------------------------------------------------
 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Jeffrey P. McCarthy
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) X/1/
                                                                        (b) [_]

--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
    OO
--------------------------------------------------------------------------------
 5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    or 2(e)                                                                 [_]

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER

     NUMBER OF
      SHARES       -------------------------------------------------------------
                     8  SHARED VOTING POWER
   BENEFICIALLY         1,490,770 shares; 14,213,750 shares as a member of group
     OWNED BY
                   -------------------------------------------------------------
       EACH          9  SOLE DISPOSITIVE POWER

    REPORTING
      PERSON       -------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
       WITH             1,490,770 shares

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,490,770 shares; 14,213,750 shares as a member of group
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                      [_]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.8% as North Bridge beneficial owners; 83.6% as member of group
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)

    IN
--------------------------------------------------------------------------------

_______________________
/1/ Membership in a group is only expressly affirmed in connection with the Shareholders Agreement (as defined below).

------------------------                             ---------------------------
 CUSIP No. 87160X100                 13D                 Page 8 of  17
                                                                   ----
------------------------                             ---------------------------

--------------------------------------------------------------------------------
 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Angelo J. Santinelli
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) X/1/
                                                                        (b) [_]
--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
    OO
--------------------------------------------------------------------------------
 5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    or 2(e)                                                                 [_]

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER

     NUMBER OF
      SHARES       -------------------------------------------------------------
                     8  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY           1,490,770 shares; 14,213,750 shares as a member of group
                   -------------------------------------------------------------
       EACH          9  SOLE DISPOSITIVE POWER

    REPORTING
      PERSON       -------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
       WITH
                        1,490,770 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,490,770 shares; 14,213,750 shares as a member of group
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                      [_]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.8% as North Bridge beneficial owners; 83.6% as member of group
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)

    IN
--------------------------------------------------------------------------------

_______________________
/1/ Membership in a group is only expressly affirmed in connection with the Shareholders Agreement (as defined below).

------------------------                             ---------------------------
 CUSIP No. 87160X100                 13D                 Page 9 of  17
                                                                   ----
------------------------                             ---------------------------

--------------------------------------------------------------------------------
 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Michael J. Skok
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) X/1/
                                                                        (b) [_]
--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
    OO
--------------------------------------------------------------------------------
 5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    or 2(e)                                                                 [_]

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    United Kingdom
--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER

     NUMBER OF
      SHARES       -------------------------------------------------------------
                     8  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY           1,490,770 shares; 14,213,750 shares as a member of group
                   -------------------------------------------------------------
       EACH          9  SOLE DISPOSITIVE POWER

    REPORTING
      PERSON       -------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
       WITH
                        1,490,770 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,490,770 shares; 14,213,750 shares as a member of group
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                      [_]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.8% as North Bridge beneficial owners; 83.6% as member of group
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)

    IN
--------------------------------------------------------------------------------

_______________________
/1/ Membership in a group is only expressly affirmed in connection with the Shareholders Agreement (as defined below).

------------------------                                ------------------------
CUSIP No. 87160X100                   13D                   Page 10 of  17
                                                                      ------
------------------------                                ------------------------

                                  Schedule 13D

Item 1.   Security Issuer.

      The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $0.01 per share (the "Common Stock" or "SynQuest Common Stock") of SynQuest, Inc., a Georgia corporation (the "Issuer" or "SynQuest"). The principal executive offices of the Issuer are located at 3500 Parkway Lane, Suite 555, Norcross, Georgia 30092.

Item 2.   Identity and Background.

(a) This statement is being filed by the following Reporting Persons: (1) North Bridge Venture Partners IV-A, L.P. and North Bridge Venture Partners IV-B, L.P.; (2) North Bridge Venture Management IV, L.P. (the sole general partner of each of North Bridge Venture Partners IV-A, L.P. and North Bridge Venture Partners IV-B, L.P.); and (3) Edward T. Anderson, Richard A. D'Amore, William J. Geary, Jeffrey P. McCarthy, Angelo J. Santinelli, and Michael J. Skok (the general partners of North Bridge Venture Management IV, L.P.). In addition, North Bridge Venture Partners IV-A, L.P.and North Bridge Venture Partners IV-B, L.P. are parties to the Shareholders Agreement described in Item 6. The parties to the Shareholders Agreement may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. North Bridge Venture Partners IV-A, L.P. and North Bridge Venture Partners IV-B, L.P. are sometimes herein collectively referred to as "North Bridge".

(b) The address of the principal business office of each of North Bridge Venture Partners IV-A, L.P., North Bridge Venture Partners IV-B, L.P., North Bridge Venture Management IV, L.P., Edward T. Anderson, Richard A. D'Amore, William J. Geary, Jeffrey P. McCarthy, Angelo J. Santinelli, and Michael J. Skok is 950 Winter Street, Suite 4600, Waltham, MA 02451.

(c) The jurisdiction of organization for North Bridge Venture Partners IV-A, L.P., North Bridge Venture Partners IV-B, L.P., and North Bridge Venture Management IV, L.P. is Delaware. Edward T. Anderson, Richard A. D'Amore, William J. Geary, Jeffrey P. McCarthy and Angelo J. Santinelli are all citizens of the United States of America. Michael J. Skok is a citizen of the United Kingdom.

(d) The principal business of North Bridge Venture Partners IV-A, L.P. and North Bridge Venture Partners IV-B, L.P. is to make equity investments. The principal business of North Bridge Venture Management IV, L.P. is to act as general partner to North Bridge Venture Partners IV-A, L.P. and North Bridge Venture Partners IV-B, L.P. The principal occupations of Edward T. Anderson, Richard A. D'Amore, William J. Geary, Jeffrey P. McCarthy, Angelo
     J. Santinelli, and Michael J. Skok are their activities on behalf of the above-described entities and related North Bridge Venture Partners entities.

(e) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

------------------------                                ------------------------
CUSIP No. 87160X100                   13D                   Page 11 of  17
                                                                      ------
------------------------                                ------------------------

Item 3.  Source and Amount of Funds or Other Consideration.


         North Bridge will acquire the Issuer securities pursuant to a distribution of Tilion, Inc.'s interests in the Issuer's Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred") obtained under the Stock Purchase Agreement (as defined below). Descriptions of the Viewlocity Merger (as defined below) are also being provided in this Schedule 13D as such information may be deemed relevant to the parties to the Shareholders Agreement (as described in Section 6) that may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

         On August 30, 2002, SynQuest and Viewlocity, Inc. ("Viewlocity") entered into an Agreement and Plan of Merger (the "Merger Agreement") whereby Viewlocity was merged with and into SynQuest (the "Viewlocity Merger"). Under the terms of the Merger Agreement, the holders of Viewlocity's shares of Series F Convertible Preferred Stock received an aggregate of 2,946,857 shares of SynQuest Common Stock. The Viewlocity Merger closed on November 15, 2002. The details of the Viewlocity Merger are described in greater detail in the Issuer's filings under the Exchange Act.

         On September 20, 2002, Tilion, Inc. ("Tilion") and certain other Investors (collectively, the "Investors") entered into an Amended and Restated Stock Purchase Agreement with the Issuer (the "Stock Purchase Agreement"), pursuant to which the Issuer issued 11,106,828 shares of Series A Preferred Stock for an aggregate investment amount of $27,767,070, consisting of cash and conversion of outstanding debt (the "Private Placement"). Under the terms of the Stock Purchase Agreement, Tilion agreed to purchase 5,280,000 shares of the Issuer's Series A Preferred at a purchase price of $2.50 per share for an aggregate investment of $13.2 million in cash. The closing for the Tilion investment occurred on November 15, 2002 (the "Closing"). The working capital of Tilion was the source of funds for its purchase of shares of Series A Preferred. No part of the purchase was, is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities. The details of the Stock Purchase Agreement are described in greater detail in the Issuer's filings under the Exchange Act.

         Tilion's Board of Directors and a majority of its stockholders have approved a plan to distribute the shares of the Issuer's Series A Preferred to the holders of Tilion's Series A Preferred Stock and Series B Preferred Stock (the "Tilion Liquidation"). In connection with the Tilion Liquidation, it is expected that (i) North Bridge and (ii) Venrock Associates, L.P., Venrock Associates II, L.P., Venrock Associates III, L.P. and Venrock Entreprenuers Fund, L.P. ("Venrock") will each receive 1,490,770 shares of SynQuest Series A Preferred and Lucent Venture Partners I, LLC ("Lucent") will receive 890,848 shares of SynQuest Series A Preferred at the time of the liquidation.

Item 4.  Purpose of Transaction.


         Tilion acquired and, upon the Tilion Liquidation, North Bridge will be acquiring the Issuer's securities for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, North Bridge Venture Partners IV-A, L.P. and North Bridge Venture Partners IV-B, L.P. may dispose of or acquire additional securities of the Issuer. William J. Geary, a general partner of North Bridge Venture Management IV, L.P., is on the Board of Directors of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

------------------------                                ------------------------
CUSIP No. 87160X100                   13D                   Page 12 of  17
                                                                      ------
------------------------                                ------------------------

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)   Any action similar to any of those enumerated above.

         The Private Placement and Viewlocity Merger has been deemed by the NASDAQ SmallCap Market to be a reverse merger under the Marketplace Rules. As a result, SynQuest was required to satisfy the initial listing requirements required by NASDAQ for such a transaction to remain listed on the NASDAQ SmallCap Market and since it could not meet those requirements on November 21, 2002 its Common Stock has been delisted from the NASDAQ SmallCap Market.

Item 5.  Interest in Securities of the Issuer.


(a) Upon the Tilion Liquidation, North Bridge Venture Partners IV-A, L.P. and North Bridge Venture Partners IV-B, L.P. will collectively and beneficially own 1,490,770 shares of SynQuest Common Stock, on an as-converted basis (approximately 8.8% of the shares of the SynQuest Common Stock). The shares to be owned by North Bridge Venture Partners IV-A, L.P. and North Bridge Venture Partners IV-B, L.P. are referred to herein collectively as the "NBVP Shares." By virtue of the affiliate relationships among the entities, each Reporting Person may be deemed to own beneficially all of the NBVP Shares. Hence, each Reporting Person may be deemed to own 1,490,770 shares of the Issuer. In its capacity as sole General Partner of each of North Bridge Venture Partners IV-A, L.P. and North Bridge Venture Partners IV-B, L.P., North Bridge Venture Management IV, L.P. may be deemed to own beneficially 1,490,770 shares of the Issuer. In their own capacities as general partners of North Bridge Venture Management IV, L.P., Edward T. Anderson, Richard A. D'Amore, William J. Geary,

------------------------                                ------------------------
CUSIP No. 87160X100                   13D                   Page 13 of  17
                                                                      ------
------------------------                                ------------------------

         Jeffrey P. McCarthy, Angelo J. Santinelli, and Michael J. Skok may be deemed to own beneficially 1,490,770 shares of the Issuer.

         North Bridge Venture Partners IV-A, L.P. expressly disclaims beneficial ownership of any shares of the Issuer to be held of record by North Bridge Venture Partners IV-B, L.P. North Bridge Venture Partners IV-B, L.P. expressly disclaims beneficial ownership of any shares of the Issuer to be held of record by North Bridge Venture Partners IV-A, L.P. North Bridge Venture Management IV, L.P. expressly disclaims beneficial ownership of any shares of the Issuer to be held of record by North Bridge Venture Partners IV-A, L.P. and North Bridge Venture Partners IV-B, L.P. Each of Edward T. Anderson, Richard A. D'Amore, William J. Geary, Jeffrey P. McCarthy, Angelo J. Santinelli, and Michael J. Skok expressly disclaim beneficial ownership of any shares of the Issuer to be held of record by North Bridge Venture Partners IV-A, L.P. and North Bridge Venture Partners IV-B, L.P., except to the extent of their pecuniary interests therein, if any.

         As a possible member of a group in connection with the Shareholders Agreement (as described in Section 6 below), each of the Reporting Persons may beneficially be deemed to own 14,213,750 shares of the Issuer's Common Stock on an as-converted basis (approximately 83.6% of the shares of the SynQuest Common Stock). Each of the foregoing percentages were calculated based upon 17,000,482 shares of Common Stock outstanding (including 2,946,797 shares of Common Stock directly outstanding, the 2,946,857 shares of Common Stock issued to Viewlocity Series F Preferred Stockholders at the time of the Viewlocity Merger, and the 11,106,828 shares of Series A Preferred issued pursuant to the Stock Purchase Agreement on an as-converted basis).

(b)      Number of Shares as to which each such Reporting Person has:

               (i)    sole power to vote or to direct the vote:

                      0 shares for each Reporting Person.

               (ii)   shared power to vote or to direct the vote:

                      1,490,770 shares as to North Bridge beneficial owners for each Reporting Person; 14,213,750 shares beneficially owned by the group for each Reporting Person.

               (iii)  sole power to dispose or to direct the disposition:

                      0 shares for each Reporting Person.

               (iv)   shared power to dispose or to direct the disposition:

                      1,490,770 shares for each Reporting Person.

(c) On August 30, 2002, SynQuest and Viewlocity entered into the Merger Agreement. On September 20, 2002, SynQuest and the Investors entered into the Stock Purchase Agreement and SynQuest, the Investors, North Bridge, Venrock and Lucent entered into the Shareholders Agreement.

------------------------                                ------------------------
CUSIP No. 87160X100                   13D                   Page 14 of  17
                                                                      ------
------------------------                                ------------------------

(d) Each of the Investors (excluding C.J. Simpson), North Bridge, Venrock and Lucent will have the right, upon receipt of shares of Series A Preferred to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of more than five percent of the class of Common Stock.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Items 3 and 4 for a description of the Stock Purchase Agreement and the Merger Agreement.

         In addition to information regarding those contracts, arrangements, understandings or relationships with respect to the Securities of the Issuer that arose under the Private Placement, descriptions of the Viewlocity Merger and its related contracts, arrangements, understandings or relationships are being provided herein as such information may be deemed relevant to the parties to the Shareholders Agreement that may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act in connection with the Shareholders Agreement as described herein.

         The Merger Agreement provides that the holders of Viewlocity's Series F Preferred Stock, ("Viewlocity indemnifying stockholders"), will indemnify SynQuest against any loss resulting from or arising out of any breach of Viewlocity's representations and warranties regarding its capitalization. Of the shares of SynQuest Common Stock issued at closing, 147,343 shares were deposited with an escrow agent to secure the Viewlocity indemnifying stockholders' indemnification obligation. However, the Viewlocity indemnifying stockholders' indemnification obligation will be limited to claims made within 180 days after the Closing. If no claims for indemnity are made within the 180 day period, the shares of Common Stock held in escrow will be distributed on a pro rata basis to the Viewlocity indemnifying stockholders.

         Under the terms of the Stock Purchase Agreement, SynQuest agreed to issue up to 13.2 million shares of Series A Preferred stock, at a price of $2.50 per share, to the Investors party to the Stock Purchase Agreement for an aggregate investment of up to $33 million. At the Closing for the Private Placement, SynQuest issued a total of 11,106,827 shares of Series A Preferred for an aggregate investment amount of $27,767,070, consisting of cash and the conversion of outstanding debt. The terms of the Series A Preferred are set forth in the articles of amendment to SynQuest's Third Amended and Restated Articles of Incorporation. The following is a summary of the terms of the Series A Preferred:

     . Dividends on the Series A Preferred will accrue at a rate of 7% per year and are cumulative.

     . SynQuest will not declare or pay out any cash dividends during the two-year period following the closing.

     . Except as described below, the Series A Preferred has priority over the Common Stock in any liquidation, dissolution or winding up of SynQuest, and in connection with allocation of proceeds in any merger, acquisition, sale of all or substantially all of SynQuest's assets, or similar major

------------------------                                ------------------------
CUSIP No. 87160X100                   13D                   Page 15 of  17
                                                                      ------
------------------------                                ------------------------

         corporate transactions (other than the merger and certain qualified public offerings) (collectively referred to as a "liquidation event"). In the event of a liquidation event, holders of the Series A Preferred will be entitled to receive $2.50 per share and an additional amount such that the holders will receive a total return equal to a 15% internal rate of return (including dividends) per year compounded annually. Notwithstanding the Series A Preferred priority, in connection with any such liquidation event, the holders of Common Stock will be entitled to receive 8% of the proceeds available to SynQuest shareholders (pro rata, in accordance with share ownership) until the Series A Preferred liquidation preference is satisfied. After the Series A Preferred liquidation preference is satisfied, the remaining proceeds will be distributed to the holders of the Common Stock.

     . Generally, shares of Series A Preferred vote as one class with the Common Stock on an as-converted to common basis.

     . Shares of Series A Preferred are convertible into Common Stock at any time at the option of the holder. The initial conversion rate of Series A Preferred to Common Stock is one to one, subject to adjustment in specific circumstances including stock splits and other customary events. Shares of Series A Preferred will be automatically converted to SynQuest Common Stock upon (i) a public offering of SynQuest Common Stock meeting certain thresholds, (ii) the vote of two-thirds of the then outstanding shares of Series A Preferred, or (iii) SynQuest Common Stock attaining a $10.00 closing price for at least 100 of 120 consecutive trading days.

     .   The Series A Preferred is not redeemable.

         On September 20, 2002, SynQuest also entered into an Amended and Restated Registration Rights Agreement ("Registration Rights Agreement") with the Investors in the Private Placement, stockholders of Viewlocity who received shares of SynQuest Common Stock in the Viewlocity Merger, Warburg Pincus (SynQuest's majority shareholder), and North Bridge, Venrock and Lucent. This group of stockholders is referred to as the "registration rights holders." The Registration Rights Agreement governs the terms under which SynQuest has agreed to register the sale of the Common Stock to be issued to these holders. Holders of SynQuest Series A Preferred have registration rights only as to the shares of Common Stock underlying their shares of Series A Preferred. The following summarizes the terms of the Registration Rights Agreement.

         SynQuest has agreed to file a "shelf" registration statement within 180 days after the Closing for the purpose of registering resales of SynQuest Common Stock from time to time by the registration rights holders, and to use all commercially reasonable efforts to cause the registration statement to become effective as soon as practicable after such date. Once effective, the shelf registration statement will permit the registration rights holders to sell their shares of Common Stock into the open market from time to time using the methods of distribution to be described in the shelf registration statement. However, the registration rights holders have signed lockup agreements providing that no sales will be made until one year after the Closing.

         The Registration Rights Agreement grants additional registration rights, known as "piggyback" registration rights, to the Investors. The piggyback registration rights require SynQuest to give the Investors notice of SynQuest's intention to file registration statements covering its equity securities with the SEC. If the Investors indicate that they wish to have some or all of the shares of Common Stock underlying their shares of Series A Preferred included in the registration, SynQuest has agreed to include these shares of Common Stock. The piggyback registration rights include the following specific terms:

------------------------                                ------------------------
CUSIP No. 87160X100                   13D                   Page 16 of  17
                                                                      ------
------------------------                                ------------------------

     . If the registration relates to an underwritten public offering and the managing underwriter, or underwriters, imposes a limit on the number of shares that may be included, SynQuest is required to include only the number of shares of the Investors' Common Stock as is permitted to be included by the managing underwriter.

     . If SynQuest originally commenced the registration in order to effect a sale of its shares, then the shares registered for the Investors shall be excluded from the registration on a pro rata basis among the Investors, up to the full number of shares that were requested to be included, before any shares proposed to be included by SynQuest are excluded.

     . If SynQuest originally commenced the registration in order to effect a sale of its shares by a shareholder who had the right to demand that SynQuest file a registration statement, then the shares registered for the Investors shall be excluded from the registration together with any shares to be offered by SynQuest, pro rata, based on the number of shares sought to be included by SynQuest and each of the Investors.

         SynQuest has the right to delay the filing of any registration statement under the Registration Rights Agreement, and the right to require the registration rights holders to refrain from selling shares of Common Stock pursuant to an effective registration statement, from time to time for up to an aggregate of 90 days in any 12-month period, if a material activity exists. A material activity means that: (i) there is an event, or state of facts, relating to SynQuest; (ii) such event, or state of facts, is material to SynQuest; and
(iii) such event, or state of facts, would require disclosure in order for the registration rights holders to sell shares of Common Stock pursuant to a registration statement.

         On September 20, 2002, SynQuest, North Bridge, Venrock, Lucent and the Investors in the Private Placement also entered into an Amended and Restated Shareholders Agreement ("Shareholders Agreement"), pursuant to which they agreed to vote their respective shares of SynQuest Common Stock received in the Private Placement (i) to fix the number of directors of SynQuest at seven, and (ii) to elect to the board of directors (a) one member designated by North Bridge, (b) one member designated by Battery (c) the Chief Executive Officer of SynQuest, and (d) four members to be designated annually by a majority of the full board of directors, at least three of whom must be independent. On November 15, 2002, concurrently with the consummation of the Viewlocity Merger and the Private Placement, the Shareholders Agreement became effective and the following persons were elected as directors of the Issuer: William Geary, Scott R. Tobin, Jim Wilson, William Stuek and C. Jeffrey Simpson. The Shareholders Agreement also grants North Bridge, Venrock, Lucent and the Investors, a right of first refusal with respect to additional issuances of equity securities of SynQuest, (including any securities convertible into equity securities), excluding management stock options, securities issued in connection with acquisitions and strategic alliances, securities issued in connection with debt financings and securities issued in a "qualified offering" (as defined in the Shareholders Agreement).

         The Shareholders Agreement provides that directors designated by North Bridge and Battery will also be represented on the compensation committee and, subject to compliance with applicable federal law and the rules issued by any national securities exchange or automated quotation system on which SynQuest's securities are then listed, the audit committee of SynQuest's board of directors. For a period of two years following the date of the Shareholders Agreement, each Investor has agreed that if, upon the recommendation of SynQuest's board of directors, SynQuest makes a tender offer for such Investor's outstanding shares of Common Stock using SynQuest's then-existing funds or additional funds invested by the Investors in SynQuest's other equity securities, the Investor will not tender any shares of SynQuest Common Stock, including any shares of Common Stock issuable upon conversion of any Series A Preferred, held by the Investor.

------------------------                                ------------------------
CUSIP No. 87160X100                   13D                   Page 17 of  17
                                                                      ------
------------------------                                ------------------------

         The Private Placement and Viewlocity Merger has been deemed by the NASDAQ SmallCap Market to be a reverse merger under the Marketplace Rules. As a result, SynQuest was required to satisfy the initial listing requirements required by NASDAQ for such a transaction to remain listed on the NASDAQ SmallCap Market and since it could not meet those requirements on November 21, 2002 its Common Stock has been delisted from the NASDAQ SmallCap Market.

         Other than as described above and the agreements listed in Item 7 below, including the exhibits thereto, to the knowledge of the Reporting Persons there are presently no other contracts, arrangements, understandings or relationships with any other person with respect to any securities of SynQuest, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1: Agreement regarding filing of joint Schedule 13D.

Form of Amended and Restated Voting Agreement dated September 20, 2002, between SynQuest, Inc. and the stockholders of Tilion, Inc. named on the signature pages thereof (previously filed as ANNEX F to the Proxy Statement on Form DEF 14A dated October 23, 2002 of SynQuest, Inc., No. 000-30963).

Agreement and Plan of Merger dated August 30, 2002, between SynQuest, Inc. and Viewlocity, Inc. (previously filed as Exhibit 99.1 to the Current Report on Form 8-K dated September 5, 2002 of SynQuest, Inc., No. 000-30963).

Amended and Restated Stock Purchase Agreement dated September 20, 2002, among SynQuest, Inc. and the parties listed on the signature pages thereof (previously filed as ANNEX D to the Proxy Statement on Form DEF 14A dated October 23, 2002 of SynQuest, Inc., No. 000-30963).

Amended and Restated Registration Rights Agreement dated as of September 20, 2002, between SynQuest, Inc. and the shareholders named on the signature pages thereof (previously filed as Exhibit 4.2 to the Annual Report on Form 10-K dated September 27, 2002 of SynQuest, Inc., No. 000-30963).

Amended and Restated Shareholders' Agreement dated as of September 20, 2002, between SynQuest, Inc. and the shareholders named on the signature pages thereof (previously filed as ANNEX G to the Proxy Statement on Form DEF 14A dated October 23, 2002 of SynQuest, Inc., No. 000-30963).

Form of Certificate of Designations for Series A Convertible Preferred Stock of SynQuest, Inc. (previously filed as Exhibit 99.10 to the Current Report on Form 8-K dated September 5, 2002 of SynQuest, Inc., No. 000-30963).

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 25, 2002



NORTH BRIDGE VENTURE PARTNERS IV-A, L.P.

By:  North Bridge Venture Management IV, L.P.

      By:   /s/ Edward T. Anderson
         ------------------------------------
         Edward T. Anderson
         General Partner


NORTH BRIDGE VENTURE PARTNERS IV-B, L.P.

By:  North Bridge Venture Management IV, L.P.

      By:   /s/ Edward T. Anderson
         ------------------------------------
         Edward T. Anderson
         General Partner


NORTH BRIDGE VENTURE MANAGEMENT IV, L.P.

      By:   /s/ Edward T. Anderson
         ------------------------------------
         Edward T. Anderson
         General Partner


EDWARD T. ANDERSON


     /s/ Edward T. Anderson
---------------------------------------------


RICHARD A. D'AMORE


     /s/ Richard A. D'Amore
---------------------------------------------


WILLIAM J. GEARY


     /s/ William J. Geary
---------------------------------------------

JEFFREY P. MCCARTHY


     /s/ Jeffrey P. McCarthy
---------------------------------------


ANGELO J. SANTINELLI


     /s/ Angelo J. Santinelli
---------------------------------------


MICHAEL J. SKOK


     /s/ Michael J. Skok
---------------------------------------

                                                                       EXHIBIT 1

                                    AGREEMENT

     Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of SynQuest, Inc.

     EXECUTED this 25th day of November, 2002.

NORTH BRIDGE VENTURE PARTNERS IV-A, L.P.

By:  North Bridge Venture Management IV, L.P.

         By:    /s/ Edward T. Anderson
            --------------------------------------------------
            Edward T. Anderson
            General Partner


NORTH BRIDGE VENTURE PARTNERS IV-B, L.P.

By:  North Bridge Venture Management IV, L.P.

         By:    /s/ Edward T. Anderson
            -------------------------------------
            Edward T. Anderson
            General Partner


NORTH BRIDGE VENTURE MANAGEMENT IV, L.P.


         By:    /s/ Edward T. Anderson
            -------------------------------------
            Edward T. Anderson
            General Partner


EDWARD T. ANDERSON


    /s/ Edward T. Anderson
-------------------------------------------------


RICHARD A. D'AMORE


    /s/ Richard A. D'Amore
-------------------------------------------------


WILLIAM J. GEARY


    /s/ William J. Geary
-------------------------------------------------

JEFFREY P. MCCARTHY


     /s/ Jeffrey P. McCarthy
---------------------------------------


ANGELO J. SANTINELLI


     /s/ Angelo J. Santinelli
---------------------------------------



MICHAEL J. SKOK


     /s/ Michael J. Skok
---------------------------------------